SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 23 October 2013

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

23 October 2013

WARREN EAST TO JOIN BT BOARD

Warren East, former CEO of ARM Holdings plc, is to join the BT Board as a non-executive director. His appointment takes effect from 1 February 2014.

During Warren's career with ARM he led the creation of its Design Consulting and Development Tools business units, and on ARM becoming a public company in 1998 he took up the role of vice president of Business Operations. Warren was appointed chief executive officer in 2001 and over the last 12 years ARM has matured into the world's leading semiconductor IP licensing company.

Prior to joining ARM, Warren spent 11 years at Texas Instruments where he worked on applications and chip design for microcontrollers, analogue telephone devices and local area networks. Warren is currently a non-executive director of Dyson, Micron Technology Inc and De La Rue plc.

In welcoming the appointment, BT's Chairman, Sir Michael Rake, said: "I am delighted that Warren will be joining BT. He brings with him in-depth experience of the technology industry which will be a real asset to the Board.

Warren added: "I'm really pleased to be joining BT at such an exciting time in its strategy execution and look forward to the opportunities ahead."

Warren East biography

From 2001 to 2013, Warren East was chief executive officer of ARM Holdings plc, having joined the company in 1994 as general manager, design consulting business unit. Warren was vice president business operations from 1998 to 2000, when he was appointed chief operating officer.

From 1983 to 1994, Warren was at Texas Instruments (Semiconductors) where he worked on applications and chip design for microcontrollers, analogue telephone devices and local area networks. Contributions included the design of very low power dialler chips and low system cost integrated analogue voice circuits for telephones, PC modems and LAN adapter system designs. Later he took up responsibility for the marketing of TI's semiconductor devices that can be programmed after manufacturing in Europe.

After graduating Warren worked at DataType Limited (terminal design & manufacture) as a Design Engineer working on oscillator subsystems for VDUs, RF Emissions measurements and standards compliance.

Warren is a non-executive director of Dyson and Micron Technology Inc and Senior Independent Director & Chairman Audit Committee of De La Rue plc.

Warren is a Fellow of the Royal Academy of Engineering and of the Institution of Engineering and Technology, and a Distinguished Fellow of the British Computer Society. He has an MBA from Cranfield University and a degree in Engineering Science from Oxford University.

Warren lives in Cambridgeshire with his wife and has three children.

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

For the year ended 31 March 2013, BT Group's reported revenue was £18,103m with reported profit before taxation of £2,315m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 23 October 2013